Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

E2open, Inc.:

We consent to the use of our report dated May 3, 2012, except as to the caption “Change in Accounting Principle” in note 2 and note 16, which are as of June 29, 2012, with respect to the consolidated balance sheets of E2open, Inc. and subsidiaries as of February 29, 2012 and February 28, 2011, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ deficit, and cash flows for each of the years in the three-year period ended February 29, 2012, incorporated herein by reference. Our report refers to a change in the method of classifying payments made for deferred initial public offering costs.

/s/ KPMG LLP

Santa Clara, California

August 15, 2012